Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated January 11, 2023

Relating to Preliminary Prospectus issued August 4, 2022

Registration Statement No. 333-264287

STEINWAY MUSICAL INSTRUMENTS HOLDINGS, INC.

This free writing prospectus relates to the proposed public offering of Class A common stock (the “Offering”) of Steinway Musical Instruments Holdings, Inc. (“Steinway”), which is covered by the Registration Statement on Form S-1 (File No. 333-264287), as amended (the “Registration Statement”), that Steinway filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”).

On January 6, 2023, Spear’s Magazine published an article (the “Article”), for which Guido Zimmermann, President (Europe) and Managing Director of Steinway’s European subsidiary, Steinway and Sons, participated in an interview with Spear’s Magazine.

The Article is set forth below. The Article references the proposed Offering covered by the Registration Statement. Spear’s Magazine is not affiliated with Steinway or any other Offering participants. The Article was not prepared or reviewed by Steinway or any other Offering participant prior to its publication. No payment was made nor was any consideration given to Spear’s Magazine by or on behalf of Steinway or any other Offering participant in connection with the publication of the Article.

You should consider statements in the Article as set forth below only after carefully evaluating all of the information in the preliminary prospectus contained from time to time within the Registration Statement (including the preliminary prospectus that satisfies the requirements of Section 10 of the Act that may be subsequently filed with the SEC) and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the “Risk Factors” described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC. The Article includes several factual inaccuracies that have been addressed by Steinway in the below section titled “Corrections and Clarifications.” Statements in the Article as set forth below that are not attributed directly to Mr. Zimmermann are not endorsed or adopted by Steinway or any other Offering participant. Statements in the Article set forth below that are attributed directly to Mr. Zimmermann were not intended as, and should not be considered to be, offering material with respect to the Offering or otherwise.

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How luxury piano maker Steinway & Sons is preparing for a potentially lucrative IPO

By Rory Sachs

Steinway, the 169-year-old music maker, has had a prosperous decade and may soon go public. Its European head, Guido Zimmermann, tells Rory Sachs why the company is hitting all the right notes

Steinway & Sons may be known for its sonically supercharged cases of wood, iron and fine strings, but the 169-year-old company was curiously quiet in the summer of 2022.

For one thing, there was an almost sleepy atmosphere around the collection of red-brick buildings that constitute its Rondenbarg factory in industrial Hamburg; two-thirds of the craftspeople were either taking a break or on vacation when I visited in July. What’s more, the company’s C-suite was also largely keeping schtum.

Yet as when a concert pianist takes centre stage at the Royal Albert Hall, there was something auspicious about the silence. ‘As you might have heard, Steinway is about to go public,’ says Guido Zimmermann, speaking with me over Zoom after my visit to Hamburg.

But Steinway’s gregarious European managing director, who oversees the German factory and sales to four continents, is able to provide precious few details about the imminent IPO he is intimately involved in. ‘We don’t know, weeks or months from now...but we’re in a process of issuing shares to the public.’

Zimmermann and Steinway’s other corporate conductor in the US, CEO Ben Steiner, are bound by strict confidentiality with regards to Steinway’s listing on the New York Stock Exchange. At the time of writing, the filing period is under way, with executives having submitted a prospectus and S-1 Form to the US Securities and Exchange Commission.

It’s just shy of a decade since hedge-fund manager John Paulson and his investment management outfit, Paulson & Co., purchased the piano-maker for $512 million, taking its parent company, Steinway Musical Instruments, private. Prior to this, the global financial crisis in 2008 had proved difficult for Steinway, with sales collapsing by half amid intense struggles for many high-end manufacturers.

Yet a dramatic turnaround has seen delicate fine-tuning across the business. Its factories in New York and Hamburg have benefited from extensive upgrades, as has its network of 33 company-owned retail showrooms around the world.

Meanwhile, first-class facilities for factory workers, including state-of-the-art spaces for relaxation and showering, contribute to productive and happy technicians, while in 2023 a new low-emission wing of the factory will open, 100 years after the Rondenbarg site was first established. This will both add capacity and help to slash CO2 emissions by 90-95 percent.

Executives have also stressed the commitment to craftsmanship and uncompromising quality that defined the approach of founder Henry Engelhard Steinway when the first instruments were made in 1853. His credo, the IPO prospectus notes, was ‘to build the best piano possible’. Since then, traditional methods of manufacturing have guided its design philosophy. There’s a three-year manufacturing window for each piano, with a two-year period of wood-drying and a one-year production cycle.

The Steinway factory’s three-year manufacturing process

Before any assembly, cornerstone flanks of spruce, maple and mahogany gently lose their water content in an air-circulation chamber, or ‘sauna’, which allows the wood to reach 6 per cent humidity, down from 10 per cent in natural air. The wood-binding process then sees around 20 layers of mahogany melded together under intense pressure from tightly wound steel clamps, which form an exoskeleton. These nascent shells must wait a further 100 days while adhesive slowly dries and the wood acclimatises to its new stature.

An iron plate and soundboard are added to each instrument (the iron is the ‘backbone’ of each piano, and the only part of the instrument that doesn’t vibrate), after which every Steinway undergoes rigorous sound-checks. Imperfections are ironed out as technicians check every hammer head. ‘If one of the 88 keys isn’t hitting perfectly well,’ says Zimmermann, ‘this piano won’t be shipped.’

The factory’s edicts have meant more than 80 percent of all the 619,000 Steinways ever made are still in existence, according to Zimmermann. ‘They really last forever, if kept in mint condition,’ he says, pointing to the Hamburg factory’s ‘craftsmanship-based production’ which sees only 1,400 pianos produced in Hamburg by around 400 crafts-people each year. Each instrument is identifiable by a unique serial number.

While the volume of production remains low, prices are high. Typically, pianos sold at London’s Mayfair-based ‘Steinway Hall’ store retail for more than £100,000, with the most lavish new Spirio Model D grand pianos fetching around £200,000.

An international strategy

The fine-tuning of Steinway’s business model has harmonised with some favourable ‘tailwinds’, according to the IPO prospectus. It points to strong growth in the luxury goods market globally, particularly in the Asia-Pacific region. Potential investors may have caught sight of Knight Frank’s The Wealth Report 2022, which found that the number of HNWs in China (defined as possessing a net worth above $1 million) exceeded 10 million in 2021, while research from Euromonitor predicts the personal luxury goods market in China will rise by around 50 per cent, to nearly $450 billion, by 2026. Chinese state-owned company China Poly Group offered $1 billion to buy the company from Paulson in 2018 – but was rebuffed.

‘China is a market full of piano enthusiasts, and full of kids, but also grown-ups and adults starting to learn the piano,’ Zimmermann says. ‘There’s research talking about millions, even tens of millions of piano students, and therefore this is a big, big topic for us.’ He also says customers in the region ‘really love European craftsmanship’.

The strength of demand from both private clients and institutions has led to steady growth in sales and profit. Between 2016 and 2021, Steinway piano sales increased from $245 million to $407 million, while for the APAC region alone, sales more than doubled from $71 million to $150 million. Over this same period, gross profit has risen from $137 million to $225 million, while the company was able to reduce its debts from more than $300 million in 2016 to just above $50 million at the end of 2021.

Aside from embracing the fever-pitch demand in foreign markets, a foundation of Steinway’s success has been its relationships with performers—the brand has what it describes as ‘friendships’ with classical musicians and pop greats including Billy Joel. Lang Lang, once dubbed by CNN as ‘the most popular pianist on the planet’, is a close collaborator with the brand and created a limited-edition ‘Black Diamond’ piano with the help of US-based designer Dakota Jackson for the company in 2019.

According to Steinway’s research, more than 90 percent of concert performers prefer Steinway’s instruments to those of other piano-makers, while the brand frequently lends its devices to musicians when they perform. ‘Almost every great pianist on planet Earth is requesting to play on a Steinway. We have this wonderful Steinway family, with around 2,000 Steinway artists committed to play on our instrument, and we’re committed to support them,’ Zimmermann says.

The brand’s recently developed Spirio technology has revolutionised its traditional designs, allowing specially built pianos to self-play entire jukeboxes of tunes. It also allows pianists to record and play back their compositions, while customers can now enjoy private concerts in their homes without the need for pianists. Lang Lang hails the new tech as ‘a major leap, a milestone’.

Journalists are invited to watch Spirio in action in the Hamburg store. Its renditions feel eerie at first, as if presided over by ghosts, although our group warms to its version of A-ha’s Take on Me. Our feelings aside, its success is borne out by popularity—the techno-logically enhanced models now make up around a third of the brand’s piano sales. Sophisticated clients expect luxury brands to push boundaries with exclusive new designs.

How Steinway is pushing the boundaries of luxury

Steinway recently unveiled its Masterpiece 8X8 collection, a set of grand and upright pianos rendered in eight beautiful veneer woods, including those from olive trees, American walnut and eucalyptus. Only eight of each will be made, with paired metal finishes of silver, gold and rose gold complementing each different design. ‘Almost all of them have already found a new owner,’ says Zimmermann.

Zimmermann’s tone is buoyant, but as part of its duty to the market Steinway’s prospectus touches on a range of risk factors for potential investors, including the strength of its reputation and the performance of the luxury market. A caveat is added to its stated interest in the Asia-Pacific region. ‘Evolving US and European trade regulations and policies, including with China, have in the past and may in the future have a material and adverse effect on our business,’ it notes.

Aside from the risks, scalability might take some time: Zimmermann notes there’s a pan-European shortage of piano technicians, and apprenticeship training for each takes three to six years. ‘We’ve got to develop, train, educate those piano technicians ourselves. So we’ve got an academy on-site in Hamburg, where we have piano-training masters, and they are developing around eight to ten craftsmen per annum. We try to increase capacity there, but that’s pretty much about it. So here’s our dilemma in a way—we would love to grow, [but] we need the craftsmen.’

As Zimmermann points out, though, this limitation can also be seen as one of the business’s strengths. John Paulson will also be hoping this is the way the market sees things. With a very healthy balance sheet and its new technologies now making pianists and sheet music optional, the company certainly looks like it’s poised to hit a high note. We’ll have to wait to see if the flotation strikes a chord with investors.

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Corrections and Clarifications

In the Article, Mr. Zimmermann stated, “‘As you might have heard, Steinway is about to go public … We don’t know [when], weeks or months from now...but we’re in a process of issuing shares to the public.’” Steinway notes that its Registration Statement has not yet been declared effective and no shares of its Class A common stock have been offered or sold to the public. There is no guarantee that the Offering will occur on the anticipated timeline, or at all, and it remains subject to significant risks and uncertainties, including, market conditions. We refer readers to the preliminary prospectus contained within the Registration Statement, including the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

The Article stated that “Prior to this, the global financial crisis in 2008 had proved difficult for Steinway, with sales collapsing by half amid intense struggles for many high-end manufacturers.” Steinway notes that it did not provide this information and does not endorse or adopt this statement, and that, with respect to Steinway’s net sales during 2008 and 2009, it is inaccurate. For information on Steinway’s historical financial performance and how Steinway’s financial performance is and has been impacted by macroeconomic conditions, Steinway directs the readers to the disclosures and financial statements in the preliminary prospectus contained within the Registration Statement.

The Article stated that, “In 2023 a new low-emission wing of the factory will open, 100 years after the Rondenbarg site was first established. This will both add capacity and help to slash CO2 emissions by 90-95 percent.” Steinway notes that information regarding slashing its CO2 emissions was not provided by Steinway, it does not endorse or adopt these statements and such information is inaccurate. For information regarding its manufacturing process, Steinway directs the readers to the preliminary prospectus contained within the Registration Statement, including the disclosures under “Business—Our Strengths—Our manufacturing excellence and commitment to high-performance quality lies at the core of our identity” and Business—Our Manufacturing Process.”

The Article stated that “There’s a three-year manufacturing window for each piano, with a two-year period of wood-drying and a one-year production cycle” and “Before any assembly, cornerstone flanks of spruce, maple and mahogany gently lose their water content in an air-circulation chamber, or ‘sauna’, which allows the wood to reach 6 per cent humidity, down from 10 per cent in natural air. The wood- binding process then sees around 20 layers of mahogany melded together under intense pressure from tightly wound steel clamps, which form an exoskeleton. These nascent shells must wait a further 100 days while adhesive slowly dries and the wood acclimatises to its new stature. An iron plate and soundboard are added to each instrument (the iron is the ‘backbone’ of each piano, and the only part of the instrument that doesn’t vibrate), after which every Steinway undergoes rigorous sound-checks. Imperfections are ironed out as technicians check every hammer head.” Steinway notes that information regarding its piano manufacturing process was not provided by Steinway and is inaccurate, and that Steinway does not endorse or adopt these statements. Steinway further notes that there is substantial variance in the amount of time needed to manufacture Steinway pianos, as each is manufactured in its Astoria, New York or Hamburg, Germany factories through an artisanal process. It takes at least six months per piano, though limited-edition pianos, as well as unique, fully customized models, typically have production lead times that exceed those of standard grand piano models. Steinway directs the readers to the preliminary prospectus contained within the Registration Statement, including the disclosures under “Business—Our Strengths—Our manufacturing excellence and commitment to high-performance quality lies at the core of our identity” and “Business—Our Manufacturing Process.”

The Article stated, “The factory’s edicts have meant more than 80 percent of all the 619,000 Steinways ever made are still in existence, according to Zimmermann. In the Article, Mr. Zimmermann is quoted as stating that “‘[Steinway pianos] really last forever, if kept in mint condition.’” While Steinway believes that the quality of its materials and processes results in pianos that can be enjoyed for generations, Steinway notes that it is unable to quantify the percentage of its pianos that are still in existence or the number of pianos it has produced throughout its history, or guarantee that its pianos will last any certain period of time, even if properly maintained. Steinway directs the readers to the preliminary prospectus contained within the Registration Statement, including the disclosures under “Business—Our Strengths—Our manufacturing excellence and commitment to high-performance quality lies at the core of our identity.”

The Article stated that the “Hamburg factory’s ‘craftsmanship-based production’ […] sees only 1,400 pianos produced in Hamburg […] each year.” Steinway notes that information was not provided by Mr. Zimmermann or Steinway and is inaccurate, and Steinway does not endorse or adopt these statements.

The Article stated that “Typically, pianos sold at London’s Mayfair-based ‘Steinway Hall’ store retail for more than £100,000, with the most lavish new Spirio Model D grand pianos fetching around £200,000.” Steinway notes that information regarding the pricing of pianos sold at its London retail showroom was not provided by Steinway and it does not endorse or adopt these statements.

The Article stated that “Chinese state-owned company China Poly Group offered $1 billion to buy the company from Paulson in 2018 – but was rebuffed.” Steinway notes that information was not provided by Mr. Zimmermann or Steinway and is inaccurate, and Steinway does not endorse or adopt these statements.

The Article stated that, “Between 2016 and 2021, Steinway piano sales increased from $245 million to $407 million, while for the APAC region alone, sales more than doubled from $71 million to $150 million.” Steinway notes that the increase in net sales from approximately $245 million to $407 million represents the growth in net sales of the entire Piano segment, which includes pianos sold under the Steinway, Boston, and Essex brands. Net sales of Steinway brand pianos during that period increased from approximately $154 million to $280 million. Steinway directs the readers to the preliminary prospectus contained within the Registration Statement, including the disclosures under “Business—Our Financial Performance.” Steinway further notes that the growth in net sales in the APAC region represents the growth in the entire Piano segment and directs the readers to the section of the preliminary prospectus titled “Business—Our Financial Performance” and —Our Growth Strategies—Expand in China, a vast and rapidly growing market for our products.”

The Article stated that, “A foundation of Steinway’s success has been its relationships with performers—the brand has what it describes as ‘friendships’ with classical musicians and pop greats.” Steinway notes that it has used its Steinway Artist program for decades in order to cultivate special relationships with the best pianists from a wide array of genres. Each Steinway Artist is vetted through a highly selective process and must independently own a Steinway piano to be considered for the program. Steinway directs the readers to the section of the preliminary prospectus contained within the Registration Statement titled “Business—Our Segments and Brands—Piano Segment—Steinway.”

Mr. Zimmermann further stated that, “‘Almost every great pianist on planet Earth is requesting to play on a Steinway. We have this wonderful Steinway family, with around 2,000 Steinway artists committed to play on our instrument, and we’re committed to support them.’” Steinway notes that its Steinway Artist program includes approximately 1,900 of today’s most acclaimed pianists and directs the readers to the section of the preliminary prospectus contained within the Registration Statement titled “Business—Who We Are.” Additionally, the Article stated that, “According to Steinway’s research, more than 90 percent of concert performers prefer Steinway’s instruments to those of other piano-makers.” Steinway notes that this estimate relates specifically to the 2018-2019 concert season, during which approximately 97% of concert pianists used Steinway pianos when performing with orchestras. Steinway directs the readers to the disclosures in the preliminary prospectus contained within the Registration Statement under “Business—Key Factors Affecting Our Business—Support from the Professional Community.”

In its description of Steinway’s Spirio technology, the Article stated that, “Techno-logically enhanced models now make up around a third of the brand’s piano sales.” Steinway notes that sales of its Spirio and Spirio | r pianos represented approximately 32% of its total Piano segment (including pianos sold under the Steinway, Boston, and Essex brands) net sales for fiscal year 2021. Steinway directs the readers to the section of the preliminary prospectus contained within the Registration Statement titled “Business—Our Growth Strategies— Innovate in technology, including through Spirio.”

The Article stated that “Steinway recently unveiled its Masterpiece 8X8 collection, a set of grand and upright pianos rendered in eight beautiful veneer woods, including those from olive trees, American walnut and eucalyptus. Only eight of each will be made, with paired metal finishes of silver, gold and rose gold complementing each different design. ‘Almost all of them have already found a new owner,’ says Zimmermann.” Steinway notes that Masterpiece 8X8 refers to a limited edition collection consisting of up to eight grand pianos and eight upright pianos in each of the eight veneers, all of which will be handcrafted at Steinway’s Hamburg factory. Steinway further notes that the information regarding the availability of pianos in the Masterpiece 8X8 collection is not endorsed or adopted by Steinway.

The Article stated that “Zimmermann notes there’s a pan-European shortage of piano technicians, and apprenticeship training for each takes three to six years. ‘We’ve got to develop, train, educate those piano technicians ourselves. So we’ve got an academy on-site in Hamburg, where we have piano-training masters, and they are developing around eight to ten craftsmen per annum. We try to increase capacity there, but that’s pretty much about it. So here’s our dilemma in a way—we would love to grow, [but] we need the craftsmen.’” Steinway notes that these statements are not endorsed or adopted by Steinway and are inaccurate.

Forward-Looking Statements

The Article, including quotes provided by Mr. Zimmermann, may have forward-looking statements that involve risks and uncertainties including statements relating to the performance of Steinway and Steinway’s initial public offering. Forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including: Steinway’s ability to maintain the distinctive appeal of the Steinway brand; the ability of Steinway’s acoustic products to successfully compete within the luxury goods and broader music industry; Steinway’s continued and uninterrupted operations at a limited number of facilities; Steinway’s estimates of market opportunity and forecasts of market growth, including in China, and the expected growth rates of these markets and Steinway’s ability to grow within and further penetrate its primary markets, as well as Steinway’s ability to penetrate new markets; Steinway’s expectations regarding macroeconomic conditions and consumer preferences for luxury goods; Steinway’s ability to continue to obtain the raw materials and components parts needed to manufacture its musical instruments; Steinway’s ability to successfully compete with existing and new competitors in its markets; Steinway’s ability to successfully attract and retain senior management, skilled craftspeople and sales personnel to develop and sell its products; Steinway’s ability to operate its primary manufacturing facilities in Astoria, New York and Hamburg, Germany and Steinway’s expectations regarding the costs to operate those locations; Steinway’s ability to develop and maintain relationships with new and existing artists who play and promote its instruments; Steinway’s ability to adequately prevent security breaches and/or material disruptions of its internal computer systems; Steinway’s ability to expand its showroom footprint and/or secure direct retail outlets and build and maintain its brands; Steinway’s future financial performance, including its expectations regarding its net sales, cost of sales, operating expenses, including capital expenditures, fluctuations in foreign currency exchange rates or changes in its effective tax rates and Steinway’s ability to maintain future profitability; Steinway’s expectations regarding evolving U.S. and European trade regulations and policies and its ability to comply with new regulations that are applicable to its business and products; Steinway’s ability to successfully develop and gain market acceptance for new products; Steinway’s expectations regarding the success of its marketing programs and marketing materials; Steinway’s ability to accurately forecast demand for its products and consumer trends; Steinway’s ability to attract new customers; Steinway’s ability to develop and protect its brand; Steinway’s relationship with its unionized work force and its ability to enter into collective bargaining agreements on favorable terms in the future; Steinway’s expectations regarding warranty claims and its ability to comply with evolving consumer protection laws; Steinway’s ability to successfully identify acquisition targets, acquire businesses and integrate acquired operations into its business; Steinway’s ability to implement, maintain and improve effective internal controls; the ability of Steinway’s third-party suppliers and manufacturers to meet its supply needs and quality standards on a timely basis or at all; Steinway’s ability to obtain third-party licenses for the use of content in its Spirio library of music and videos; Steinway’s ability to maintain, protect and enhance its intellectual property; Steinway’s expectations regarding the effects of existing and developing laws and regulations; Steinway’s ability to comply with regulations applicable to its business and its products; Steinway’s expectations regarding geopolitical and economic risks in the international markets in which it operates; Steinway’s ability to successfully execute its business strategy; and the increased expenses associated with being a public company, which are included in the section titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the preliminary prospectus contained from time to time within the Registration Statement. All forward-looking statements contained herein are based on information available to Steinway as of the date hereof.

Steinway has filed the Registration Statement (including a preliminary prospectus) with the SEC for the Offering to which this communication relates. The Registration Statement has not yet become effective. Sales of securities of Steinway offered pursuant to the Registration Statement may not be made or offers for such securities accepted prior to the time the Registration Statement becomes effective. Before you invest, you should read the preliminary prospectus in that Registration

Statement and other documents Steinway has filed with the SEC for more complete information about Steinway and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained from the following sources: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, or email: prospectus-ny@ny.email.gs.com; BofA Securities, Attention: Prospectus Department, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, or email: dg.prospectus_requests@bofa.com; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847, or email: barclaysprospectus@broadridge.com.